Exhibit 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DISTRIBUTIONS
(In Thousands, Except Ratios; Unaudited)

	Three Months Ended	Fiscal Year Ended April 30,
	July 31, 2008	2008	2007	2006	2005	2004
Earnings
Income from continuing operations	$2,358	$11,675	$11,026	$8,766	$7,768	$7,376
Add:
Minority interest	647	3,524	3,217	1,892	1,727	2,161
Combined fixed charges and preferred distributions (see below)	17,824	66,317	60,866	53,070	49,564	41,331
Less:
Interest capitalized	(343)	(506)	(69)	(21)	(138)	(149)
Preferred distributions	(593)	(2,372)	(2,372)	(2,372)	(2,372)	(33)
Total earnings	$19,893	$78,638	$72,668	$61,335	$56,549	$50,686

Fixed charges
Interest expensed	$16,888	$63,439	$58,425	$50,677	$47,054	$41,149
Interest capitalized	343	506	69	21	138	149
Total Fixed charges	$17,231	$63,945	$58,494	$50,698	$47,192	$41,298
Preferred distributions	593	2,372	2,372	2,372	2,372	33
Total Combined fixed charges and preferred distributions	$17,824	$66,317	$60,866	$53,070	$49,564	$41,331

Ratio of earnings to fixed charges	1.15	1.23	1.24	1.21	1.20	1.23
Ratio of earnings to combined fixed charges and preferred distributions	1.12	1.19	1.19	1.16	1.14	1.23